UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Cohen & Steers Global Preferred and Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

280 Park Avenue, 10th floor

New York, NY 10017

Telephone Number (including area code):

(212) 832-3232

Name and address of agent for service of process:

Tina M. Payne

c/o Cohen & Steers Capital Management, Inc.

280 Park Avenue, 10th floor

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

  X    YES                NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and State of New York on the 25th day of April, 2013.

Cohen & Steers Global Preferred and Income Fund, Inc.

By:	/s/ Adam M. Derechin
Adam M. Derechin, President

Attest:	/s/ Francis C. Poli
Francis C. Poli, Secretary